
GRASIM
ADITYA BIRLA GROUP

April 22, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington D
Fax:


03050535

Dear Sir,

Sub.: Open Offer by Grasim Industries Limited and Samruddhi Swastik Trading and Investments Limited (hereinafter referred to together as "Acquirer") to acquire upto 20% of the Equity Capital of Larsen & Toubro Limited.

With reference to the captioned Offer, this is to inform you that SEBI has vide its letter No. TO/AT/7745/03 dated 22nd April 2003 issued their comments on the draft Letter of Offer to our Merchant Bankers, JM Morgan Stanley Private Limited in terms of Regulation 18(2) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations").

We are in the process of carrying out the requisite modifications to the Letter of Offer and are also finalizing the revised timeline for the Offer. Accordingly, the Acquirer is proceeding with its Open Offer to acquire up to 20% of the Equity Share Capital of L&T at a price of Rs.190 per equity share.

SEBI has also withdrawn the restrictions imposed by it, vide its letter dated 29th November 2002, on the Acquirer to acquire any further equity shares of L&T.

A detailed Public Announcement in the matter would be issued shortly as per the directions of SEBI, to apprise the shareholders of L&T in the matter.

Thanking you,

Yours faithfully

[signature]

Ashok Malu
Company Secretary



April 29, 2003

03 MAY 19 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

Fax No. :

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held today i.e. 29th April, 2003 have :

1. Approved the Audited Annual Accounts of the Company for the year ended 31st March, 2003, a copy of which is sent herewith.

2. Recommended payment of dividend on Equity Shares for the year ended 31st March, 2003 @ Rs.10 per share.

An elaborate note in respect of the above is enclosed herewith which shall also be released as Press Release during the day.

This is for your information.

Thanking you,

Yours faithfully,
For GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY

Encl : a/a.

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

Press Release Mumbai, April 29, 2003


GRASIM

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY REPORTS EXCELLENT PERFORMANCE FOR FY 2003

Profit after Tax Up by 40%

Declares 100% Dividend, Raises payout by 25%

(Rs. Crores)

	Financial year ended 31.03.2003 (Audited)	Financial year ended 31.03.2002 (Audited)	Variation (%)
Net Turnover	4626.3	4386.6	5
PBIDT	**1141.6**	**936.8**	**22**
Interest	168.4	190.3	(12)
Gross Profit	**973.2**	**746.5**	**30**
Depreciation	254.1	251.7	1
Profit before Taxes and Exceptional Items	**719.1**	**494.8**	**45**
Total Tax Expenses	177.0	108.0	64
Net Profit after total taxes but before Exceptional Items	542.1	386.8	40

Grasim, the flagship Company of the Aditya Birla Group, has posted stellar performance for the financial year ended 31st March 2003. The Turnover is up by 5% at Rs.4626 crores while Gross Profit rose by 30% at Rs.973 crores. Net Profit after total tax expenses but before exceptional items is up by 40% at Rs.542 crores, despite making a substantially higher provision for tax expenses.

Three major factors have contributed to Grasim's impressive performance. These are, firstly, growth in volumes; secondly, improvement in operational efficiencies resulting from ongoing modernization efforts, plant up-gradation and energy optimization; and thirdly, lowering of financing cost through reduction and substitution of high cost debts coupled with effective working capital management.

Q4 FY 03 PERFORMANCE

(Rs. Crores)

	Quarter ended 31.03.2003	Quarter ended 31.03.2002	Variation (%)
Net Turnover	1211.3	1111.1	9
PBIDT	301.0	262.8	15
Interest	40.6	43.5	(7)
Gross Profit	260.4	219.3	19
Depreciation	65.8	63.7	3
Profit before Taxes and Exceptional Items	194.6	155.6	25
Total Tax Expenses	24.0	37.3	(36)
Profit after total taxes but before Exceptional Items	**170.6**	**118.3**	44

On a quarter-to-quarter basis too, the 4th quarter results have been satisfactory. Net profit after current taxes, but before exceptional items, was at Rs.171 crores, which is higher by 44% as

Dividend

The Board of Directors has, at its meeting held today, recommended a dividend of 100% (Last year:90%). The Company will, in addition absorb Corporate Tax on Dividend (CTD) @ 12.81% of dividend. The total payout on this account (inclusive of the Corporate Tax on Dividend) would be Rs.103.4 crores (Rs.82.5 crores), an increase of 25% over the dividend paid in the previous year.

Exceptional Items

The Company has also provided for certain exceptional items:

(Rs. Crores)

	Current Year	Previous Year
Excess provision for income tax of earlier years written back	40.0	68.1
Loss on sale of investment	(-) 208.6	(-) 18.1
Loss on closure of Mavoor Plants	-	(-) 74.3
Loss on sale of Textile Division, Gwalior	-	(-) 31.9
Employees' separation cost	(-) 5.9	(-) 27.6

Consequent to the divestment of its stake in Mangalore Refinery and Petrochemicals Limited, the Company has provided for an exceptional charge of Rs. 209 crores, resulting from the loss on sale of equity shares to Oil and Natural Gas Corporation Limited. The Company has realised Rs.30 crores on the sale of these shares. This strategic decision is a cash-positive transaction.

The Company has written back Rs. 40 Crores an excess provision for taxation, as it is no longer required.

As the above items are exceptional and non-recurring in nature, these have been indicated separately below the line, so that the results for the current period and the corresponding period are comparable.

The tables below highlight Grasim's operations:

PRODUCTION/TURNOVER

Products		FY 2003	FY 2002	Variation
Production -				
Viscose Staple Fibre	M.T.	224610	176462	27%
Cement	Mn. M.T.	11.09	9.53	16%
White Cement	M.T.	310163	267915	16%
Sponge Iron	M.T.	612879	559567	10%
Caustic Soda	M.T.	151445	129784	17%
Sales Volumes -				
Viscose Staple Fibre	M.T.	227900	181520	26%
Cement	Mn. M.T.	11.16	9.68	15%
White Cement	M.T.	305223	266105	15%
Sponge Iron	M.T.	612425	562334	9%
Caustic Soda	M.T.	150825	129051	17%

Net Realisation

Products		FY 2003	FY 2002	Variation
Viscose Staple Fibre	Rs./M.T.	67921	68511	-1%
Cement	Rs./M.T.	1690	1917	-12%
White Cement	Rs./M.T.	5534	5317	4%
Sponge Iron	Rs./M.T.	6379	5606	14%
Caustic Soda (ECU)	Rs./M.T.	14402	14564	-1%

VSF Business

volumes soared by 26%, while the realizations were marginally lower as compared to the previous year.

The division's continuous efforts towards developing new applications and superior quality VSF in terms of feel, comfort, fashion and hygiene have paid rich dividends. To intensify these efforts, the Company is setting up VSF Research and Application Centre in Kharach involving a Capital outlay of Rs.27 Crores. The center is expected to be fully operational by 2005.

The Company's Fibre production at Nagda may be impacted in the 1st quarter of FY 2004 due to poor monsoons in the last year. The Company had taken a conscious decision to build up its inventory by running all its Fibre Plants at full capacity. This proactive step will help fulfill customer needs uninterruptedly and maintain near normal sales during the April/June quarter of the ensuing financial year.

Cement Business

The Cement business has registered an impressive growth both in production and sales volumes. Production at 11.09 million tonnes and sales at 11.16 million tonnes have risen in comparison to the previous year. The share of blended cement in the total cement production increased from 19% to 34% during the year. However, lower realisation has impacted operating margins. This could partly be offset by higher sales volumes and constant cost cutting measures in operations and logistics.

To leverage its brand equity, Birla Plus, Birla Super and Birla Ready Mix have been identified as national brands. Regional brands will be gradually phased out.

The Company has incurred a capex of Rs.189 crores, towards setting up of two power plants of 23 MW and 12.5 MW capacity at Aditya Cement and Grasim Cement (South) respectively and ongoing modernization and capacity expansion through de-bottlenecking. The Power plant at Aditya Cement was commissioned in March, 2003 at a cost of Rs.84 crores. The Power Plant at Grasim Cement (South) is likely to be on stream by June, 2003.

Implementation of ongoing modernization and Capacity expansion projects through de-bottlenecking has enabled the raise in the cement capacity to 12.92 million MT.

The renewed focus on the infrastructure sector in the current budget by the Government and the expected strong growth in the housing sector should enable the cement business to improve its performance in the ensuing years.

Chemical Business

Despite declining ECU realizations and higher power cost due to the levy of electricity cess by Madhya Pradesh Electricity Board, Chemical business has done well. The capacity utilization was up at 90% (81%). Sales volumes at 150825 MT grew by 17% over the previous year.

To maintain operations at optimum level and improve profitability, the Company aims to focus on maximum utilisation of capacity and R&D efforts towards development of ancillary products for more value addition and value realisation.

Sponge Iron Business

The division posted all round improved performance during the year under review. Production and Sales volumes recorded growth of 10% and 9% at 612879 MT and 612425 MT respectively. Realisations were higher by 14% as compared to the previous year.

However, a major concern still continues to be the availability of Natural Gas and its pricing in the Domestic Market.

Outlook

Grasim's outlook continues to be bright with all its major businesses contributing to the improved performance. The Company's focus on operational excellence, cost optimization, effective financial management, continuous restructuring of business processes together with the expected improvement in cement sector should bode well for the Company in the times ahead.




GRASIM
ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED ON 31st MARCH, 2003

Rs in crores

	Nine Months Ended 31st December 2002	Three Months Ended 31st March 2003	Three Months Ended 31st March 2002	Year ended 31st March 2003 (Audited)	Year ended 31st March 2002 (Audited)	Consolidated Financial Results for the year ended 31st March 2003 (Audited)
Net Sales / Income from Operations	**3,414.95**	**1,211.34**	**1,111.10**	**4,626.29**	**4,386.64**	**4,903.62**
Other Income	60.12	55.72	58.76	115.84	114.62	121.15
Total Expenditure						
- Decrease / (Increase) in Stock	35.74	(19.04)	23.07	16.70	95.42	20.01
- Raw Material Consumed	837.85	338.06	271.64	1,175.91	996.15	1,227.46
- Purchases of Finished Goods	10.94	6.68	30.61	17.62	245.71	17.53
- Payment to & Provision for Employees	234.86	91.46	83.40	326.32	321.87	357.06
- Power & Fuel	632.61	222.92	195.67	855.53	739.28	916.07
- Freight , Handling & Other expenses	377.98	130.70	115.20	508.68	510.56	532.16
- Other Expenditure	504.40	195.30	187.47	699.70	655.49	788.45
Total Expenditure	**2,634.38**	**966.08**	**907.06**	**3,600.46**	**3,564.48**	**3,858.74**
Interest	127.81	40.60	43.51	168.41	190.25	209.14
Gross profit	**712.88**	**260.38**	**219.29**	**973.26**	**746.53**	**956.89**
Depreciation / Amortisation	188.39	65.75	63.72	254.14	251.70	284.07
Profit before Exceptional Items and Tax	**524.49**	**194.63**	**155.57**	**719.12**	**494.83**	**672.82**
Tax Provision of earlier years written back	-	40.00	-	40.00	68.11	39.76
Loss on Sale of Shares in MRPL / Subsidiary	-	(208.62)	-	(208.62)	(18.11)	(208.62)
Retrenchment Compensation	-	-	(0.03)	-	(55.33)	
Write-down of Fixed Assets on Retirement from active use	-	-	-	-	(19.01)	
Loss on sale of a Textile Unit		-	(15.00)	-	(15.00)	
Loss on sale of Assets of a Textile Unit		-	(16.93)		(16.93)	
Employees separation cost	(4.40)	(1.52)	(7.08)	(5.92)	(27.60)	(18.61)
Profit before Tax Expense	**520.09**	**24.49**	**116.53**	**544.58**	**410.96**	**485.35**
Provision for Current Tax	(136.00)	(56.00)	(19.50)	(192.00)	(56.50)	(192.21)
Deferred Tax	(17.00)	32.00	(17.80)	15.00	(51.50)	29.25
Net Profit	**367.09**	**0.49**	**79.23**	**367.58**	**302.96**	**322.39**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve				2,879.35	2,615.19	2,639.82
Basic & Diluted EPS for the period (Rupees)	**40.04**	**0.05**	**8.64**	**40.09**	**33.04**	**35.16**
Aggregate of Non-Promoter Shareholding						
- Number of Shares				72954440	72951240	
- Percentage of Shareholding				79.58%	79.58%	

Notes:

1. The Company has sold 15,03,79,023 shares of Manglore Refinery and Petrochemicals Ltd. (MRPL), being its entire holding in MRPL. The Company has incurred a 'loss on sale of Investments' of Rs.208.62 Cores, which has been accounted for and shown as exceptional item.
2. During the quarter, the Company and its wholly owned subsidiary, Samruddhi Swastik Trading and Investments Limited (Samruddhi), made an open offer to acquire upto20% of total subscribed and fully paid-up equity capital of Larsen & Toubro Ltd. However, Securities and Exchange Board of India (SEBI) had vide its letter dated November 8, 2002, directed the Company and its subsidiary to not to proceed with the open offer formalities, which restriction has since been withdrawn by the SEBI on 22nd April, 2003. The Company and its Subsidiary are accordingly proceeding with its open offer.
3. Consolidation has been made by applying Accounting Standard 21 - "Consolidation of Accounts" andAccounting Standard 27 - "Financial Reporting of Interest in Joint Ventures" issued by the Institute of Chartered Accountants of India.

   In previous year Joint Ventures were accounted for as investments under Accounting Standard 13 -"Accounting for Investments" and the same have been accounted for as Joint Venture under Accounting Standard 27 in this year in Consolidated Financial Results. Accordingly, the figures for the previous year are not given.
4. The Board of Directors have recommended a dividend of Rs.10 per share aggregating to Rs.103.41 Crores (including Dividend Tax).

Cont. on Page 2

Cont. from Page 1

5. **Segments Reporting:**

Rs. in Crores

	Nine Months Ended 31st December 2002	Three Months Ended 31st March 2003	Three Months Ended 31st March 2002	Year ended 31st March 2003 (Audited)	Year ended 31st March 2002 (Audited)	Consolidated Financial Results for the year ended 31st March 2003 (Audited)
1. SEGMENT REVENUE						
a Fibre & Pulp	1,246.37	397.29	361.59	1,643.66	1,328.83	1,687.88
b Cement	1,599.89	587.41	538.80	2,187.30	2,074.85	2,350.79
c Sponge Iron	288.22	117.75	89.19	405.97	331.66	405.97
d Chemicals	186.75	69.96	57.13	256.71	219.93	256.71
e Textiles	166.76	64.30	58.13	231.06	276.12	231.06
f Others	4.70	1.03	39.94	5.73	270.68	75.44
TOTAL	3,492.69	1,237.74	1,144.78	4,730.43	4,502.07	5,007.85
(Less) : Inter Segment Revenue	(77.74)	(26.40)	(33.68)	(104.14)	(115.43)	(104.23)
Net Sales / Income from Operations	**3,414.95**	**1,211.34**	**1,111.10**	**4,626.29**	**4,386.64**	**4,903.62**
2. SEGMENT RESULTS						
a Fibre & Pulp	418.82	124.99	95.90	543.81	305.89	540.55
b Cement	163.77	58.25	94.81	222.02	338.67	227.46
c Sponge Iron	36.72	29.84	(0.38)	66.56	11.86	66.56
d Chemicals	32.46	5.92	(14.09)	38.38	11.42	38.38
e Textiles	(14.71)	(7.41)	(16.47)	(22.12)	(37.71)	(22.12)
f Others	(4.05)	(0.03)	3.22	(4.08)	0.22	(4.53)
TOTAL	633.01	211.56	162.99	844.57	630.35	846.30
Add / (Less) :						
Interest	**(127.81)**	**(40.60)**	**(43.51)**	**(168.41)**	**(190.25)**	**(209.14)**
Net Unallocable Income / (Expenditure)	19.29	23.67	36.09	42.96	54.73	35.66
Profit before Exceptional Items and Tax Expense	**524.49**	**194.63**	**155.57**	**719.12**	**494.83**	**672.82**
Tax Provision of earlier years written back	-	40.00	-	40.00	68.11	39.76
Loss on Sale of Shares in MRPL / Subsidiary	-	(208.62)	-	(208.62)	(18.11)	(208.62)
Retrenchment Compensation	-	-	(0.03)	-	(55.33)	-
Write-down of Fixed Assets on Retirement from active use	-	-	-	-	(19.01)	-
Loss on sale of a Textile Unit	-	-	(15.00)	-	(15.00)	-
Loss on sale of Assets of a Textile Unit		-	(16.93)		(16.93)	-
Employees separation cost	(4.40)	(1.52)	(7.08)	(5.92)	(27.60)	(18.61)
Profit Before Tax Expenses	**520.09**	**24.49**	**116.53**	**544.58**	**410.96**	**485.35**
3. CAPITAL EMPLOYED						
a Fibre & Pulp	803.46	850.57	879.24	850.57	879.24	873.15
b Cement	2,043.06	2,087.69	2,055.10	2,087.69	2,055.10	2,126.58
c Sponge Iron	456.93	497.76	570.38	497.76	570.38	497.76
d Chemicals	206.51	210.75	227.51	210.75	227.51	210.75
e Textiles	111.50	109.34	133.13	109.34	133.13	109.34
f Others	4.92	3.44	35.15	3.44	35.15	225.98
TOTAL	3,626.38	3,759.55	3,900.51	3,759.55	3,900.51	4,043.56
g Unallocated Corporate Capital Employed	1,995.32	1,919.33	1,518.93	1,919.33	1,518.93	1,708.85
TOTAL CAPITAL EMPLOYED	**5,621.70**	**5,678.88**	**5,419.44**	**5,678.88**	**5,419.44**	**5,752.41**

6. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

   Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
   Chemicals - Caustic Soda & Allied Chemicals
   Cement - Grey & White Cement
   Sponge Iron - Sponge Iron
   Textiles - Fabrics & Yarn
   Others - Mainly Telecom (in Consolidated Accounts)

7. Segment-wise break-up for Employee Separation Cost is as under :

Rs. in Crores

	9M-FY2003	Q4-FY2003	Q4-FY2002	FY - 2003	FY2002	Consolidated FY-2003
Fibre & Pulp	2.16	1.42	5.47	3.58	9.10	3.58
Chemical	0.42	0.74	1.61	1.16	1.63	1.16
Cement	0.65	0.08	-	0.73	13.49	13.42
Textiles	1.17	(0.72)	-	0.45	3.38	0.45

8. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

9. The above results have been taken on record at the meeting of the Board of Directors held on 29th April, 2003.

For and on behalf of Board of Directors

Place : Mumbai
Date : 29th April, 2003

Shailendra K. Jain
Whole-time Director


GRASIM
ADITYA BIRLA GROUP

03 MAY 19 AM 7:21

April 29, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

Fax No. :

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held on 29th April, 2003 have approved the Audited Annual Accounts of the Company for the year ended 31st March, 2003. The financial results are as under:-

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company : GRASIM INDUSTRIES LIMITED
Regd. Office : Birlagram, Nagda 456 331

For the year ended 31st March, 2003

(Rs. in crores)

			Year ended 31.03.03 (Audited)	Year ended 31.03.02 (Audited)
1.	Total Turnover		5412.28	5069.80
2.	Gross Profit : (before deducting any of the following)		1141.67	936.78
	a)	Interest	(168.41)	(190.25)
	b)	Depreciation/amortisation	(254.14)	(251.70)
	c) i)	Provision for Current Tax	(192.00)	(56.50)
	ii)	Provision for Deferred Tax	15.00	(51.50)
	iii)	Tax Provision of earlier years no longer required	40.00	68.11
	d)	Employee Separation Compensation	(5.92)	(27.60)
			576.20	427.34
	e)	Loss on Sale of Shares in Subsidiary/MRPL	(208.62)	(18.11)
	f)	Loss on Sale of Undertaking	-	(31.93)
	g)	Write-down of fixed assets on retirement form	-	(19.01)